EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

	Year	Year	Year	Year
	Year Ended	Ended	Year Ended	Year Ended	July 15, 2005	January 1, 2005
	December 31,	December 31,	December 31,	December 31,	to December 31,	to July 14,
	2009		2007	2006	2005	2005
			(successor)			(predecessor)
(Loss) income before income taxes…	$(7,049)	$(7,333)	$(4,446)	$(7,238)	$(4,354)	$(5,179)

Fixed charges:
Interest on debt	27,049	29,448	27,541	26,110	5,787	5
Amortization of deferred financing costs	1,543	1,543	1,343	1,152	84	-
Estimated interest component of
rent expense	894	791	549	446	108	23
Total fixed charges	29,486	31,782	29,433	27,708	5,979	28

Total earnings available for fixed
charges	$22,437	$24,449	$24,987	$20,470	$1,625	$(5,151)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

N/A Earnings are inadequate to cover fixed charges by $7,049, $7,333, $4,446 and $7,238 for the years ended December 31, 2009, 2008, 2007 and 2006, respectively, $4,354 for the period from July 15, 2005 to December 31, 2005 and $5,179 for the period from January 1, 2005 to July 14, 2005.